Exhibit d(22)(d)

AMENDMENT NO. 1

TO

INVESTMENT SUB-ADVISORY AGREEMENT

This AMENDMENT NO. 1 TO INVESTMENT SUB-ADVISORY AGREEMENT is dated as of September 10, 2018, by and between THE VARIABLE ANNUITY LIFE INSURANCE COMPANY, a Texas Corporation (the “Adviser”), and WELLS CAPITAL MANAGEMENT INCORPORATED (the “Sub-Adviser”).

W I T N E S S E T H:

WHEREAS, the Adviser and VALIC Company I (the “Corporation”), have entered into an Investment Advisory Agreement dated as of January 1, 2002, as amended from time to time (the “Advisory Agreement”), pursuant to which the Adviser has agreed to provide investment management, advisory and administrative services to the Corporation, and pursuant to which the Adviser may delegate one or more of its duties to a sub-adviser pursuant to a written sub-advisory agreement; and

WHEREAS, the Adviser and Evergreen Investment Management Company, LLC (“Evergreen”) entered into an Investment Sub-Advisory Agreement dated December 31, 2008 (the “Sub-Advisory Agreement”), pursuant to which Evergreen furnished investment advisory services to certain series (the “Funds”) of the Corporation, as listed on Schedule A of the Sub-Advisory Agreement; and

WHEREAS, Evergreen and WellsCap entered into an Assignment and Assumption Agreement, dated April 1, 2010, pursuant to which Evergreen transferred to WellsCap, and WellsCap assumed, all of Evergreen’s rights, duties and responsibilities under the Sub-Advisory Agreement; and

WHEREAS, the Adviser and the Sub-Adviser wish to amend and restate Schedule A to the Sub-Advisory Agreement as attached hereto; and

WHEREAS, the Board of Directors of the Corporation has approved this Amendment to the Sub-Advisory Agreement and it is not required to be approved by the shareholders of the Funds.

NOW, THEREFORE, it is hereby agreed between the parties hereto as follows:

1.	Schedule A to the Sub-Advisory Agreement is hereby amended and restated as attached hereto.

2.	Counterparts. This Amendment may be executed in two or more counterparts, each of which shall be an original and all of which together shall constitute one instrument.

3.

Full Force and Effect. Except as expressly supplemented, amended or consented to hereby, all of the representations, warranties, terms, covenants, and conditions of the Sub-Advisory Agreement shall remain unchanged and shall continue to be in full force and effect.

4.	Miscellaneous. Capitalized terms used but not defined herein shall have the meanings assigned to them in the Sub-Advisory Agreement.

IN WITNESS WHEREOF, the parties have caused their respective duly authorized officers to execute this Agreement as of the date first above written.

THE VARIABLE ANNUITY LIFE INSURANCE COMPANY

By:	/s/ Thomas M. Ward
Name: Thomas M. Ward
Title: Vice President

WELLS CAPITAL MANAGEMENT
INCORPORATED

By:	/s/ Krista Wenzlow
Name: Krista Wenzlow
Title: Client Service Manager

SCHEDULE A

Portfolio(s)	Annual Fee (as a percentage of the average daily net assets the Subadviser manages in the Portfolio)

International Value Fund (formerly, the Foreign Value Fund)	0.35% on the first $500 million 0.28% on the next $500 million 0.27% above $1 billion

Small Cap Special Values Fund	0.60% on the first $100 million 0.50% above $100 million